

Mail Stop 3628

March 13, 2019

Michael Blackham
Treasurer
WFN Credit Company, LLC
3075 Loyalty Circle
Columbus, Ohio 43219

> **Re: WFN Credit Company, LLC**
> **World Financial Network Credit Card Master Trust**
> **World Financial Network Credit Card Master Note Trust**
> **Registration Statement on Form SF-3**
> **Filed March 11, 2019**
> **File Nos. 333-230197, 333-230197-01 and 333-230197-02**

Dear Mr. Blackham:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michelle Stasny at (202) 551-3674 with any questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance